SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

B of I HOLDING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05566U108

(CUSIP Number)

Stephen Adams

2575 Vista del Mar Drive, Ventura CA  93001

Phone:  (805) 667-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:   ☐

CUSIP No. 05566U108

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen Adams

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power –0–

	8	Shared Voting Power

	9	Sole Dispositive Power –0–

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person –0–

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) –0–

14	Type of Reporting Person IN

CUSIP No. 05566U108

Item 1.	Security and Issuer.

This statement relates to the common stock, $.01 par value, (the "Common Stock") of B of I Holding, Inc. (the "Issuer").  The address of the Issuer's principal executive offices is 12777 High Bluff Drive, Suite 100, San Diego, CA 92130.

Item 2.	Identity and Background.

(a) - (c)           The name of the person filing this statement is:  Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust (the “Adams Trust”), a revocable trust, and as the sole general partner of Adams Imperial Limited Partnership I (“LPI”) and Adams Imperial Limited Partnership II (“LPII”), in each case that acquired the securities which are the subject of this Schedule 13D.  The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura CA  93001. LPI and LP II were dissolved in 2007 and assets distributed to their partners.  Since that time, the Reporting Person has had no voting or dispositive power over securities formerly held by LPI and LPII.

(d) and (e)      During the last five years, the person filing this statement has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Stephen Adams is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.

Item 4.	Purpose of Transaction.

(a)           The Reporting Person may again make purchases of the Issuer’s securities in the future.

(b)           None at the present time.

(c)           None at the present time.

(d)           None at the present time.

(e)           None at the present time.

(f)            None at the present time.

(g)           None at the present time.

(h)           None at the present time.

(i)            None at the present time.

(j)            None at the present time.

Item 5	Interest in Securities of Issuer.

(a)           The Reporting Person no longer holds any shares of Common Stock.

(b)           Not applicable.

(c)           In February 2008, the Adams Trust sold an aggregate of 331,400 shares of the Issuer’s Common Stock at an average price of $6.96 per share for aggregate consideration of $2,306,702; in July 2008, the Adams Trust sold an aggregate of 154,500 shares of the Issuer’s Common Stock at an average price of $6.97 per share for aggregate consideration of $1,076,681; in October 2008, the Adams Trust sold an aggregate of 10,400 shares of the Issuer’s Common Stock at an average price of $4.83 per share for aggregate consideration of $50,226; in November 2008, the Adams Trust sold an aggregate of 347,878 shares of the Issuer’s Common Stock at an average price of $3.52 per share for aggregate consideration of $1,222,471.  All such sales were effected in open market transactions.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 05566U108

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2009

/s/ Stephen Adams
Stephen Adams